NEWS RELEASE

IAMGOLD PROVIDES BROWNFIELD PROJECT UPDATES

Toronto, Ontario, December 20, 2018 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today provides an update on brownfield Project milestones.

Gord Stothart, Executive Vice President and COO for IAMGOLD, stated, “These low-capex, short payback projects are illustrative of the short-cycle investments we have undertaken at our mines to transform the assets and leverage existing infrastructure. Throughout past years and into 2018, we have continued to achieve our targeted project milestones and execute on our growth strategy. With the road construction commencing at Saramacca, the project is well underway and on track to delivering first ore to the mill during the second half of 2019. In just over 28 months we have taken this project from a Greenfield property with no defined resource to declaring, this past September, attributable Reserves of 1.0 million ounces, and now to commencing construction. The CIC and Oxygen plant projects at Rosebel and Essakane, respectively, are adding low cost marginal ounces with quick returns. I commend our mine site and project teams for continuing to improve the assets and deliver on project execution.”

Saramacca

The Company received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 km long section of the main Saramacca haul road outside of the Rosebel Mineral Lease.

  Construction of the 5 km long section of the Saramacca haul road on the Rosebel Mineral Lease commenced in November 2018, connecting into the existing haulage network.
  The commencement of road construction allows the Saramacca project to remain on schedule to deliver ore from Saramacca to the Rosebel mill by the second half of 2019.
  The project is contemplating the use of experienced local Surinamese contractors with a proven track record on major civil projects at Rosebel and elsewhere, with supplemental work performed by the Rosebel mine operations department.
  The approval was obtained as part of the Environmental and Social Impact Analysis (ESIA) review that is currently underway by local authorities and is expected to be completed in the coming weeks.

Rosebel

Construction of a new carbon-in-column (CIC) plant has been completed and commissioning has commenced. The plant is expected to be fully operational in January 2019.

  The plant has been installed between the two existing ponds at the Rosebel Tailings Management Facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution as a result of lost recovery in the Rosebel carbon- in-leach (CIL process) and of downstream leaching of tailings after it has left the process plant.
  This plant is expected to recover a minimum of 5,000 gold ounces annually at a marginal operating cost of about US$35/ounce to cover additional power and elution costs.
  Total cost of the project is US$1.6 million, and the onsite construction effort began in October 2018.

Essakane

Dry Commissioning of the Oxygen Plant has commenced, with the start-up team from the supplier presently on site. The Company expects the plant to be fully operational in January 2019.

  The operation of the plant will improve gold leaching kinetics in the Essakane CIL circuit by injecting oxygen directly into the leach tanks versus the current practice of injecting air.
  This change is expected to increase overall gold recovery at Essakane by a minimum of 0.5 percentage points as well as reduce the negative impacts of processing graphitic ore present in some ore zones at Essakane.
  The additional recovery will add at least 2,000 gold ounces annually at a marginal operating cost of about US$175/ounce, primarily to cover incremental power requirements
  The plant will additionally realize an estimated 10% savings in cyanide consumption, or about US$1.2 million annually.
  Total cost of the project is US$5.8 million, and the onsite construction effort began in May 2018.

Forward Looking Statements

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of Mineral Resources and Mineral Reserves, exploration results, life-of-mine estimates and potential Mineral Resources and Mineral Reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “prospective”, “significant”, “significant potential”, “substantial”, transformative”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
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